SIMPSON THACHER & BARTLETT LLP

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October 29, 2013

VIA FEDEX AND EDGAR

Re:	ARAMARK Holdings Corporation
Registration Statement on Form S-1
File No. 333-191057

Susan Block

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Block:

On behalf of ARAMARK Holdings Corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement (the “Registration Statement”) relating to the offering of the Company’s common shares, marked to show changes from Amendment No. 1 to the Registration Statement as filed on October 7, 2013. The Registration Statement has been revised in response to the Staff’s comments and generally updates certain other information.

BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

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In addition, we are providing the following responses to your comment letter, dated October 22, 2013, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

Market and Industry Data, page iii

1.	We note your response to our prior comment 5 and your revision. Please disclose the third-party reports and studies used in your prospectus.

In response to the Staff’s comment, the Company has revised the Market and Industry Data section on page iii to clarify that the data presented in the prospectus is based upon management estimates, which were derived in part using both internal and external reports and studies, as well as to remove certain of the statements previously made regarding the reliability of the data presented. The Company further notes that the third-party reports and studies utilized by management in preparing its estimates of market and industry data were derived from a wide range of sources, including independent research firms and industry analysts. Accordingly, the Company respectfully submits to the Staff that specific disclosure of the third-party reports and studies utilized by management in preparing its estimates would not be material to investors.

Prospectus Summary, page 1

Our Company, page 1

2.	We note your response to our prior comment 11 and reissue in part. Please consider revising the third sentence in this section for clarity or breaking it up into separate sentences. For instance, please clarify for what business you hold the #2 position in North America, based on total sales. Please also clarify what you mean by “a top 3 position in countries where we collectively derived over 95% of our total sales in 2012” by identifying such countries here.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2 and 76.

3.	We note your response to our prior comment 15 and reissue in part. Please revise your statement on page 2 beneath the chart and on page 72 regarding your belief that you are positioned well for continued growth and margin expansion opportunities by clarifying that there is no guarantee that you will continue to grow. In this regard, we note your statement on page 8 that you may be unable to achieve continued sales and customer growth.

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In response to the Staff’s comment, the Company has included the requested disclosure on pages 3 and 77.

Our History and Recent Accomplishments, page 3

4.	Please balance the disclosure on pages 3 and 72 by stating that there is no guarantee that you will be able to continue to grow and gain new customers. In this regard, we note your disclosure on page 8 that you may be unable to achieve continued sales and customer growth. Similarly, please balance your disclosure in your Our Market Opportunity section on page 3 that there is no guarantee that the number of outsourcing opportunities will increase and that your sales will increase if they do.

In response to the Staff’s comment, the Company has included the requested disclosure on pages 3 and 78.

Our Market Opportunity, page 3

5.	We note your response to our prior comment 27 and reissue in part. Please balance your disclosure regarding the growth rate in Asia to disclose that the growth rate in Asia has been declining.

In response to the Staff’s comment, the Company has included the requested disclosure on page 4.

Grow New Business, page 6

Expand New Business Through Selling Excellence, page 6

6.	We note your response to our prior comment 38. Please clarify that there is no guarantee that the current rate of penetration of outsourcing for the food, facilities and uniform services markets will increase and that, even if it does increase, there is no guarantee that your sales will increase.

In response to the Staff’s comment, the Company has included the requested disclosure on page 6.

7.	Please balance your disclosure regarding the annualized revenue from clients by disclosing that your net new business for 2012 was $370 million.

In response to the Staff’s comment, the Company has included the requested disclosure on page 6.

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Summary Consolidated Financial Data, page 11

8.	We have reviewed your response to our prior comments 3 and 4 regarding the March 7, 2013 debt refinancing and the October 29, 2012 spin-off of your majority interest in Seamless North America, LLC to your stockholders in the form of a dividend. In particular, you indicate that the impact of the debt refinancings on your fiscal year 2012 statements of income and nine months ended June 28, 2013 interim statements of income was not sufficiently large so as to require the presentation of pro forma financial information. However, during the Barclays presentation on May 22, 2013, your Treasurer indicated that the net result of the refinancing will be an annual pre-tax interest savings of nearly $50 million a year. Such amounts appear to represent approximately 50% of net income attributable to Aramark shareholders. As such, please tell us how you determined that the impact of your refinancings was not material.

In response to the Staff’s comment, the Company has included unaudited pro forma statements of income for fiscal 2012 and for the nine months ended June 28, 2013 giving effect to its March 2013 debt refinancing and this proposed equity offering on a disaggregated basis beginning on page 37. The Company has also revised the Summary Consolidated Financial Data beginning on page 11 and Selected Consolidated Financial Data beginning on page 41 to disclose the pro forma per share impact of the March 2013 debt refinancing and this proposed equity offering.

Management’s Discussion and Analysis, page 39

Results of Operations – Three and Nine Months Ended June 28, 2013 Compared to Three and Nine Months Ended June 29, 2012, page 42

Consolidated Overview, page 42

9.	We note the additional disclosures provided in response to our prior comment 53. However, please expand your disclosure to discuss the significant cost components included in cost of services, as a percentage or in dollar amounts, along with a discussion of the changes to such cost components that had a material impact on your results of operations. Please give consideration to including a tabular presentation of these cost components, such as labor and food cost, to enhance the narrative discussion.

In response to the Staff’s comment, the Company has further expanded its disclosure regarding changes in Cost of services provided to include discussion of the significant cost components included in this caption. The Company respectfully notes that there have been no material changes in the composition of Cost of services provided in any period presented. Therefore, taking into account the expanded disclosures noted above, the Company believes their results are discussed with the appropriate level of detail in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

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Critical Accounting Policies and Estimates, page 63

Share-Based Compensation, page 66

10.	You indicate that all grants made during the ten months ended July 26, 2013 were made consistent with your historical practice of granting stock options in connection with new employment, management realignments, changes in responsibility, and from time to time at the discretion of the compensation committee. Also, your response, and disclosure on page 91, indicates that the equity grants made in July 2013 (other than in connection with the ISPO exchange) were intended to make up for grants that individuals did not receive in 2012. In addition, your disclosure on page 90 states that “In fiscal 2013, the compensation committee reviewed our equity program and determined to align it more closely to that of large public companies.” In this regard, please provide us with a detailed analysis regarding your conclusion the grants made during the period were not made in contemplation of your initial public offering. In particular, we note that the exercise prices and fair value per share of common stock, disclosed on page 67, are consistent with the appraisal price of your common stock as of September 27, 2013, as disclosed in footnote 1 to the table on page 126. To the extent your expected IPO price range exceeds the exercise price of the equity grants made prior to the IPO, we would expect you to record compensation expenses for the incremental value. We may have further comment after review of your response and expected IPO pricing.

In response to the Staff’s comment, set forth below is an analysis of the grants made from June 1, 2012 through the date of the filing setting forth the basis for the Company’s conclusion that such grants were not made in contemplation of an initial public offering.

The table on page 72 indicates the various grants made from June 1, 2012 through the date of the filing, which can be classified into four categories:

•

Deferred Stock Units issued to non-employee members of the board of directors. These are the awards that were granted on June 2, 2012, October 29, 2012 and March 2, 2013. As indicated on page 134, annual grants of these awards are made to each non-employee, non-sponsor director.

•

Grants to newly hired or promoted executives. These are the awards that were granted on December 5, 2012, March 7, 2013 and September 4, 2013. Such awards were made in accordance with the Company’s equity grant policy and directly tied to the date of hire or promotion.

•	ISPO exchange. These are the awards that were granted on July 31, 2013 in exchange for outstanding awards, in an offer that commenced on June 28, 2013.

•

Awards under new equity program. These are the awards that were granted on June 20, 2013 (to Mr. Foss) and on July 9, 2013 (to others), following the adoption of the Company’s new equity program in June 2013.

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With respect to the first two categories (deferred stock units to outside directors and grants to new hires and promotions), such awards were made pursuant to existing Company policies and, by the terms of such policies, were not made in contemplation of an initial public offering.

With respect to the ISPO exchange, as set forth in detail on pages 105-106, grants of stock options and restricted stock were made in exchange for outstanding ISPO awards. ISPO awards were implemented to take the place of the management investment program pursuant to which newly-hired or promoted executives were asked to invest in the Company’s common stock during the one-year period after their hire or promotion. The management investment required a significant upfront investment for which the executive used his or her own capital. This structure created a hardship for many of the Company’s newly hired or promoted executives and acted as a deterrent for talent that it was attempting to attract. Consequently, the Company decided to modify the form of management investment to the ISPO grant so that newly hired or promoted executives could invest in the Company over time and could purchase all or a portion of the various tranches, depending upon their financial ability. The Company found that while the ISPO structure was more acceptable to incoming executives than the management investment program, it was still unusual, difficult to understand and not consistent with what other companies with whom the Company competes for talent were utilizing to attract executives. For that reason, the Company was advised to eliminate the ISPO program and establish a new equity program, and eliminated the previously-issued ISPOs through the ISPO Exchange. It is important to note that the terms of the exchange were designed so that participants would receive equivalent value in equity awards under the new program for the ISPO grants previously held. As such, the Company considers the new awards to be an extension of the prior awards and concludes that they were not made in contemplation of an initial public offering.

With respect to the equity grants to the CEO in June 2012 and June 2013, such grants were made to satisfy the Company’s contractual obligation to him under his employment agreement which was entered into on May 7, 2012.

With respect to the June/July 2013 awards under the new equity program, as indicated below such awards were intended to be granted upon adoption of the program, a process which took much longer than initially planned and resulted in a delay from the originally contemplated grant date.

•

Following the leveraged buyout of the Company in 2007, the Company granted stock options episodically. Grants to a broad based portion of the senior management team were made in February 2007, March 2008, March 2010 and for 2011, in June (to only the most senior executives) and December (to the rest of the senior management team). Based on the approximate twelve to twenty-one month period between such grants, an additional grant would have been expected to be made to members of senior management between June 2012 and March 2013 but no grant was made.

SECURITIES AND EXCHANGE COMMISSION	7	October 29, 2013

•

Representatives of the Company and/or the chairman of the compensation committee had discussions, formally and informally, with representatives of the compensation consultant (Frederic W. Cook & Co., “Cook”) regarding the equity program on several occasions following the hiring of the new CEO in May 2012 as a result of his concern regarding the competitiveness of the Company’s compensation program – including with respect to long-term incentives and the Company’s desire to commence a more consistent annual grant cycle in order to be competitive for talent.

•

Specifically, meetings were held formally and informally with representatives of Cook in July 2012, November 2012, February 2013, March 2013, May 2013 (3 occasions), and June 2013 to review the current equity program designs, as well as opportunities to modify the program going forward.

•	During the course of these discussions, all awards to senior management (other than the new hire/promotion awards noted above) were deferred until the new program could be adopted.

•

On May 8, 2013, the chairman of the compensation committee reported to the Board that management was recommending changes to the long-term incentive program and that the compensation committee would be coming back to the Board with recommendations for changes to the program and a new set of grants under the program in the near term. On June 4, 2013, the chairman of the compensation committee reported to the Board that the compensation committee would shortly be changing the long-term incentive program and would grant time-based options and restricted stock units to management in June.

•

Following completion of the discussions with Cook, on June 20, 2013, the Company’s compensation committee approved a new program design consisting of time-based options and time-based restricted stock units. The concept of performance-based restricted stock units was discussed with the compensation committee, with the understanding that Company representatives would come back to the committee with a recommendation so that performance-based restricted stock units could be included in the December 2013 grants that were contemplated to commence the Company’s annual grant cycle going forward. The compensation committee also delegated to a sub-committee the authority to make grants of time-based options and time-based restricted stock units to other members of management as well to make grants of restricted stock and time-based options in connection with the ISPO exchange offer.

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•	During the period between June 20, 2013 and July 9, 2013, the Company conducted its internal human resources processes to prepare to make the new grants.

•	On July 9, 2013, grants were made to other senior executives.

In contrast to the timeline for the new equity program, the discussions of which commenced in July 2012, the Company did not begin preparations in earnest for an initial public offering until July 2013. Specifically, meetings with potential underwriters for an offering took place in mid-July, lead underwriters were formally notified of their roles on July 22, 2013 and the first organizational meeting for the offering took place on July 25, 2013. The Company’s board of directors formally approved the filing of the Registration Statement on September 4, 2013. All of the foregoing supports the Company’s conclusion that the June and July 2013 awards under the new equity program were not made in contemplation of the initial public offering.

Moreover, although the statement on page 95 that the compensation committee reviewed the Company’s equity program and “determined to align it more closely to that of large public companies” could be interpreted to suggest that such changes were made in contemplation of an IPO, such an interpretation is not borne out by the facts and context surrounding the establishment of the new equity program described above, nor is it the meaning that the Company intended to convey. It is also important to focus on the remainder of the sentence (abbreviated in the Staff’s comment) which states that the compensation committee determined to make such an alignment “by utilizing restricted stock, time-based stock options and restricted stock units and discontinuing the grant of [ISPOs], which required upfront employee investment in accordance with the terms of the ISPO”. In other words, the alignment of the program was focused on a change in the types of awards to be granted in an effort to both attract and retain talent. In this regard and as noted on pages 97-98, the compensation consultant during fiscal 2013 conducted an analysis of the competitiveness of the Company’s compensation programs and proposed that the compensation committee adopt market competitive long-term equity incentive opportunities. This competitive review was focused on companies that were perceived as the chief competitors for the key talent that the Company was focused on attracting and retaining, which competitors happened to mostly consist of large public companies. Accordingly, the desire for the program to more closely resemble those of large public companies was not driven by inward considerations (in contemplation of an IPO) but solely due to outward considerations (to be more competitive with the Company’s rivals for attracting and retaining talent).

Supplementally, the Company respectfully notes that it does not view as meaningful to the determination as to whether the grants in question were made in contemplation of an initial public offering the statements highlighted by

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the Staff in its comment (i.e., the fact that the exercise prices and fair value per share of common stock, disclosed on page 72, are consistent with the appraisal price of the Company’s common stock as of September 27, 2013, as disclosed in footnote 1 to the table on page 131). Since 2007, the Company has consistently obtained a contemporaneous quarterly valuation of its common stock and used the valuation in connection with all grants of awards and any other stock activity. The Company does not have a complex equity structure and as such its valuations are done utilizing the current value method, not the equity allocation method, on a marketable, controlling basis. As noted on page 73, during the period in question the quarterly valuation dates were September 1 and December 1, 2012, and on March 1, June 1 and September 1, 2013. The table on page 73 indicates that for each grant the valuation utilized was the most recent one, which for the September 4, 2013 grants meant the September 1, 2013 valuation of $16.88 per share. For the table on page 131, footnote 1 indicates that calculations with regard to stock options are made as of September 27, 2013 (the end of the Company’s fiscal year) based upon the most recent appraisal price (which, as noted above, was determined on September 1, 2013). Therefore, the fact that the exercise price and fair value for the most recent awards on page 73 were the same as the appraisal price used on page 131 is not indicative of anything other than all three were derived from the same source: the quarterly valuation as of September 1, 2013. The Company notes that the other exercise prices and fair values indicated on the table on page 73 do not use the same value, as each used an earlier valuation date.

Management, page 84

Role of Compensation Consultants, page 92

11.	We note your response to our prior comment 64 and reissue in part. From your response, it appears that you benchmark for compensation. As such, please disclose the companies to which you benchmark, including the Towers Watson 2012 CDB General Industry Executive Compensation Survey. Refer to Compliance and Disclosure Interpretations: Regulation S-K, Question and Answer 118.05, available at our website at www.sec.gov.

In response to the Staff’s comment, the Company has revised the disclosure on page 97 to clarify that Cook utilized only the portion of the Towers Watson 2012 survey that related to companies with over $10 billion in global corporate revenue, a subset of 206 companies from the overall survey of 435 companies. A list of the companies contained in that subset is attached as Annex A to this letter. The Company respectfully submits to the Staff that the inclusion in the prospectus of such a list of companies provides no meaningful incremental value to an investor’s understanding of the Company’s compensation processes, particularly since neither Cook nor the Company individually examined the compensation practices of any of the companies referenced (except to the extent otherwise included in the Company’s peer group and separately disclosed), nor did the Company actually review this underlying list of companies in the course of its compensation determination.

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Underwriting, page 157

12.	We note your response to our prior comment 70. Please revise to state that the selling shareholders may be deemed to be underwriters.

In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe that GS Capital Partners or J.P. Morgan Partners are underwriters with respect to the offering. The Company, however, confirms that to the extent that a determination is made to include either of GS Capital Partners or J.P. Morgan Partners, or any other broker-dealer affiliate, as a selling stockholder, it will include disclosure in the Principal and Selling Stockholders section stating that, based on information provided to the Company, neither of GS Capital Partners or J.P. Morgan Partners purchased shares of the Company’s common stock outside the ordinary course of business as an investor or with, at the time of its acquisition of shares of the Company’s common stock, any agreements, understandings, or arrangements with any other persons, directly or indirectly, to dispose of the shares. The Company has also revised the disclosure on page 136 to indicate that broker-dealer affiliates of certain principal stockholders are underwriters in the offering.

Audited Financial Statements—September 28, 2012, page F-1

Consolidated Statements of Income, page F-4

13.	Please tell us what consideration you gave to presenting net sales and cost of sales for tangible products sold and services provided, separately, on the face of your consolidated statements of income. For guidance please refer to Rule 5-03(b) of Regulation S-X.

In response to the Staff’s comment, the Company respectfully submits that the presentation of net sales and cost of sales for tangible products sold and services provided, separately, on the face of the consolidated statements of income is not required, as substantially all of the Company’s sales are from services. The Company primarily provides food, facilities and uniform services under contractual arrangements with its clients. Approximately 1% of consolidated net sales in all periods presented are tangible product sales from direct marketing of personalized uniforms and career apparel and accessories, which are reported in the Uniform and Career Apparel segment. As tangible product sales are significantly less than 10% of consolidated net sales they have been combined on the face of the consolidated statements of income with net sales from services as permitted by Rule 5-03(b) of Regulation S-X. Since net sales from tangible products sold are combined with nets sales from services, the related costs and expenses have also been combined with cost of services provided on the face of the consolidated statements of income as permitted by Rule 503(b) of Regulation S-X.

Note 8. Income Taxes, page F-30

14.	We have reviewed your response to our prior comment 76. Please consider revising your disclosures to include the information provided in your response.

In response to the Staff’s comment, the Company has revised the disclosure in Note 8. Income Taxes to include the information included in the Company’s previous response to the Staff.

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Note 13. Business Segments, page F-40

15.	We have reviewed your response to our prior comment 77. It appears that your analysis is mostly based on the supply side of your business and does not discuss, in detail, the demand side of your business. In addition, we note that your response did not specifically address our concerns regarding the significant differences in the economic characteristics between each of your service sectors. In particular, it does not appear that you address the bulleted points included in prior comment 77, which may highlight significant differences in seasonal trends, volatility, pricing schemes, demand, contractual arrangements, including terms and lengths, as well as regulatory environments, that could lead to significant differences in economic characteristics within each of your segments. Please expand your response accordingly and tell us how you considered these factors when analyzing the aggregation criteria set forth in ASC Topic 280-10-50-11.

In response to the Staff’s comment and as set forth below, the Company respectfully submits that an analysis of the demand side of its business also supports the Company’s conclusion that it appropriately reported its Food and Support Services – North America reporting segment on an aggregated basis.

The Company provides similar food and facilities services across all of its Food and Support Services – North America operating segments. Demand for the Company’s services in each of these operating segments occurs on two levels: the institutional purchaser level (i.e. the Company’s contract client) and the end-user level (i.e. the ultimate consumer). The Company’s business development opportunities begin with a request from an institution (such as a hospital, university, business or sports facility) to submit a proposal for the provision of services to that entity. The Company’s proposals are prepared, submitted and presented by the appropriate operating segment with strategic direction and support provided by the Company’s central selling function. Each operating segment is required to follow the Company’s common selling strategy and process for submitting proposals that has been designed by the Company’s central selling function.

The central selling function is headed by the Company’s Chief Growth Officer who reports to the CEO, who is the Company’s chief operating decision maker (the “CODM”). The central selling function also provides support to each operating segment’s business development team that includes central resources such as a North American proposal center and a major pursuit center. All significant business development opportunities (generally defined as involving potential sales above $25 million or that are otherwise strategically significant to the Company) are controlled by the central selling function, including sales strategy, bidding terms and resources allocated to the proposal. These efforts often involve business development and operating personnel from different operating segments. In addition, the negotiating process for new clients is similar across all operating segments and led by a central legal function. All contracts regardless of operating segment require a minimum set of standard terms and features. The Company also notes that the four operating segments share common competitors.

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To successfully provide its services for any client, the Company must also address the demand of the ultimate consumer (e.g. the fan at the stadium, the student at the university campus, the employee in the office, the patient at the hospital, etc.). The Company’s goals in addressing this demand, regardless of operating segment, are to achieve high levels of consumer satisfaction and loyalty and to increase consumer use of the Company’s services. To direct the operating segments in meeting these goals, the Company’s central selling function and marketing department have developed common processes, which consists of obtaining insights into consumer preferences and choices and designing service programs based on these insights to increase the level of consumer participation and spend. Based on these processes, the central selling function prepares a framework for the operating segments to execute against these goals.

The Company believes that, as discussed above, both the nature of the demand the Company faces and the manner in which the Company attempts to meet that demand are substantially similar for all operating segments.

In prior comment 77, the Staff included six bulleted points that raised specific questions as to whether significant differences in the economic characteristics of the operating segments exist. The Company discusses these factors below in order of the original bulleted points.

•

While the business development function is aligned with each operating segment, leadership for this function resides with the Company’s Chief Growth Officer, who reports directly to the CODM. The Chief Growth Officer leads the Company’s central selling function and has primary responsibility for new business generation, increasing revenue within the Company’s base business and client retention. In fulfilling his responsibilities, the Chief Growth Officer and the Chief Growth Officer’s team develop uniform sales practices and initiatives, which are communicated to the operating segment business development teams for implementation. The Chief Growth Officer also makes recommendations regarding the allocation of selling resources, including those resources within the operating segments, to the CODM. The Chief Growth Officer also establishes the following across all four operating segments: (i) a common sales process, (ii) a common profile for sales representatives, and (iii) common sales training. Specific targets for new business, client retention and base business growth are set by the Chief Growth Officer in consultation with the CODM and communicated to the operating segments. The Chief Growth Officer provides a weekly report (with analysis) to the CODM on new and lost business for the week and year to date as well as on pending business and the

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Company’s new business pipeline. The business development groups within the operating segments have dual reporting – to the Chief Growth Officer and to the COO of the operating segment. Supplementally, the Company notes that it has clarified the referenced disclosure on page 81 to read as follows: “We target our business development by aligning our sales efforts directly with the sectors and services in which we operate.”

•

While the disclosure on page 81 states that the Company’s sports, entertainment and recreational clients typically require larger capital investments and have longer contract terms, the Company notes that regardless of the client sector, it receives longer contractual terms from clients that require larger capital investments. The Company notes that many of its business, education, healthcare and corrections client contracts are also multi-year. The Company also notes that notwithstanding that client contracts vary in term, client retention rates and average lengths of client relationship are similar across all four North America operating segments. For example, 2013 Food and Support Services – North America client retention was 94% (meaning the Company retained clients representing 94% of its annual revenues) and varied by operating segments from 92% to 96%. In addition, the average client relationship length for the Food and Support Services – North America segment is 10 years and varies by operating segment from 9 years to 13 years. The Company believes that these similar client retention rates and average relationship lengths are better indicators than contract term with respect to the consistency of the duration of the relationships among the operating segments. In addition, the Company notes that capital expenditures as a percentage of revenue is generally consistent across all operating segments. For fiscal 2013, capital expenditures as a percent of revenue for the Food and Support Services – North America reporting segment was 3%, with the individual operating segments ranging from 2% to 3%.

•

With respect to public sector contracts and competitive bidding, the Company notes that regardless of the nature of the client’s rules and processes for selecting a vendor, its experience is that almost all new business proposals across each of the operating segments are made as part of a competitive process. Whether a potential client is a private sector company or a public sector organization, it is the Company’s experience that such potential clients are very demanding on both price and the quality and scope of service and typically negotiate with, and/or solicit bids from, multiple vendors.

•

The Company respectfully submits to the Staff that its disclosure relating to seasonality is included in accordance with the requirements of Item 101 of Regulation S-K. While there is some seasonality as disclosed, the Company notes that all four operating segments have substantial operations throughout the entire fiscal

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year. For example, while services provided to the Company’s Major League Baseball clients result in higher sales during the spring and summer months, the Company is also a leading food services provider for the three other major professional sports leagues in the U.S. (i.e. the National Football League, the National Hockey League and the National Basketball Association), which have different operating seasons. In addition, the Company notes that it employs both full-time and part-time workers in all four of its operating segments and does not believe that any of this seasonality results in material differences in the management of the operating segments’ businesses.

•

While there are certain incremental regulations in connection with its public sector clients, the Company does not believe these to be significant. The regulatory risks faced by all operating segments relate to employment matters, food safety, occupational safety, environmental matters, and alcohol service. The Company notes that its compliance with these core regulatory requirements is subject to routine audits and investigation by various federal, state and local government agencies in the ordinary course. In addition, the Company notes that it manages each of these core regulatory risks centrally and not within the operating segments. These corporate-wide functional groups develop common policies and procedures to ensure regulatory compliance. For example, occupational safety, food safety, environmental safety, alcohol compliance and employment matters programs and implementation are all managed by central groups that report to a senior central executive who in turn reports to the CODM.

•

With respect to the Company’s sale of alcoholic beverages at sports, entertainment and recreational facilities, the Company notes that a more relevant factor is total beverage sales (both alcoholic and non-alcoholic), which as a category are, in general, more profitable than food sales. All four operating segments have substantial beverage sales and the sale of alcoholic beverages is present to some extent in each operating segment. The Company also notes that its gross profit margins on the sale of alcoholic beverages are comparable with its gross profit margins on the sale of non-alcoholic beverages.

Accordingly, the Company respectfully submits to the Staff that it has appropriately considered the various factors discussed above when analyzing the aggregation criteria set forth in ASC Topic 280-10-50-11.

16.

You indicate that your Chief Operating Decision Maker (“CODM”) directs the Chief Operating Officers (“COOs”) of each of your four operating segments in Food and Support Services—North America. You also indicate that these four North American COOs receive strategic direction from the CODM regarding the operations of their respective operating segments and the execution of the business plans devised for their businesses. In this regard, please tell us

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the nature of the strategic direction they receive. Also, clearly identify the type of decisions that can be made by each of the four COOs without approval of your CEO as well as decisions that require approval. Your response should detail your COO’s specific responsibilities, and discuss how you determined that the four North American COO’s are not CODM’s.

The Company’s CEO, who is its CODM, provides strategic direction to the Food and Support Services – North America COOs in the following four key strategic areas: sales growth, cost efficiency, people development and financial performance. Reporting directly to and working with the CODM to provide this strategic direction are the Company’s “Centers of Excellence” (the “COEs”). The COEs represent central functional management for the entire company in these four key strategic areas. The role of each COE organization is to design and develop broad programs, initiatives and budgetary parameters to be implemented across all of the Company’s operating segments. These programs, initiatives and budgetary parameters are then communicated to the COOs for execution within their respective operating segment. In many cases, these programs and budgetary parameters are specified by the COEs down to the individual client location level.

The COOs are authorized to make decisions that are within the constraints of the strategic direction and the various operating and financial targets that are defined by the CODM. The COOs are not authorized to take any of the following actions within the COO’s operating segment without the approval of the CODM or the CODM’s designee:

•	Hire, terminate or change the compensation of any employee who is within two reporting levels below the COO

•	Materially change the organizational or compensation structure of the operating segment

•	Make any capital expenditure greater than $2.5 million or any acquisition or divestiture

•	Change any process with respect to the management of food and labor costs or enter into any material supply chain arrangement

•	Acquire or modify any material information technology platform

•	Change any human resources or financial policy

•	Manage or settle litigation

The key responsibilities of the COOs are to (i) execute on the strategic imperatives and budgetary parameters established by the CODM, (ii) manage client relationships, (iii) manage costs of the business operations, (iv) monitor results as compared with plans and review such with the CODM and (v) provide leadership and oversight to the teams delivering the services. As a result of the above, the Company believes that the COOs are not CODMs.

SECURITIES AND EXCHANGE COMMISSION	16	October 29, 2013

17.	Please provide us with more details regarding your budgeting process. In particular, please tell us the involvement of your CEO and four COO’s in the budgeting process. You response should discuss the responsibilities of each individual, including the approval process for these budgets. In addition, your response should detail the information that each of these individuals’ reviews during the budgeting process.

The budget process is lead by the CODM with support from the Company’s COEs. As noted in the response to comment 16, the COEs represent central management for the entire company in the following functional areas: sales growth, cost efficiency, people development and financial performance. Sets of parameters and overall budget targets are prepared for each operating segment by the CODM and the COEs and communicated to the COOs. These parameters and budget targets include specific targets for new sales, total sales inclusive of new sales, lost business, pricing, base business growth, food costs, labor costs, salary increases, employee benefits, capital expenditures and working capital. The COOs review these directives and calibrate them within their operating segments through the preparation of a detailed budget and execution plan that is reviewed with the CODM, who ultimately approves all of the Company’s budgeting and planning. Each COO meets with the CODM on a monthly basis to discuss actual results as compared to the budget for their operating segment.

18.	While you indicate that operating margins are similar, the economic characteristics as well business environment within each operating segment appear to differ. For example, during your fourth quarter earnings call you clearly indicate that the Sports and Entertainment and Higher Education operations have lots of seasonal workers. In this regard, it appears that the strategies and way by which you manage each of these operating segments would differ based on the economic characteristics and business environment in which they operate. Therefore, please tell us whether the strategic direction provided by your CEO to the four COOs is the similar or significantly different. If different, tell us how you considered that you have four COO’s provided with different strategic direction and business plans, for their respective businesses, when analyzing the aggregation criteria set forth in ASC Topic 280-10-50-11.

In response to the Staff’s comment, the Company notes that the strategic direction provided to each COO is substantially similar and organized around four key strategic areas: sales growth, cost efficiency, people development and financial performance. The Company notes that this similarity in strategic direction is effective because the financial and operating inputs (for example, base business growth, client retention, food and labor costs) within each operating segment are substantially similar. The Company also notes that the targets that are part of the strategic direction are similar with all operating segments having moderate single digit sales growth targets and low profit margin targets with modest improvement.

SECURITIES AND EXCHANGE COMMISSION	17	October 29, 2013

With respect to the Company’s reference to its seasonal workers during an earnings call, the Company respectfully submits that it was responding to a question regarding the impact of the Affordable Care Act on the Company during the Q&A session of the call and was not suggesting a difference in operations or results among its operating segments that was associated with the employment of seasonal workers. The Company further notes that each operating segment employs a mix of full time and part-time workers in delivering its services.

19.	Based on your earnings calls, it appears that you may also manage your operating segments based on adjusted operating income. If so, please tell us how you define adjusted operating income and provide us with an analysis of adjusted operating income by segment, including the changes from year to year.

In response to the Staff’s comment, the Company notes that it does review and manage the results of its Food and Support Services – North America operating segments based on adjusted operating income. Adjusted operating income excludes the incremental intangibles amortization and property and equipment depreciation expense resulting from the Company’s going-private transaction in 2007, the impact of shared based compensation expense, the impact of the change in fair value related to gasoline and diesel fuel agreements as well as severance and related costs, goodwill impairments, asset write-offs and certain transformation initiatives. The presentation of operating income in the materials supplementally provided to the Staff in response to prior comment 77 was adjusted for the above noted items. In addition, the Company is providing to the Staff on a supplemental basis an analysis of adjusted operating income by operating segment.

20.	We note that sales trends may differ for each of your operating segments. In this regard, please tell us how you considered differing sales trends in determining that your operating segments have similar economic characteristics. Your response should also clearly indicate how you considered the guidance in ASC Topic 280-10-55-7A through 7C when arriving at the conclusion that your operating segments should be aggregated.

In response to the Staff’s comment, the Company notes that the sales trends of the Food and Support Services – North America operating segments do not differ significantly nor have they differed significantly over the last three years. The sales growth rates of the Food and Support Services – North America operating segments ranged from 2% to 5% in fiscal 2013 and over the past three years the compounded annual growth rate of sales of the operating segments also ranged from 2% to 5%. In addition, the sales trends in the future are expected to continue to remain similar among the operating segments. All of the Company’s businesses currently operate with moderate, single digit sales growth for all years presented and are expected to continue at those levels in the future.

SECURITIES AND EXCHANGE COMMISSION	18	October 29, 2013

The Company has considered the guidance in ASC Topic 280-10-55-7A through 7C and believes aggregation of its Food and Support Services – North America operating segments is consistent with the objective and basic principles of ASC 280 as it provides information about the different types of business activities in which the Company engages and the different economic environments in which it operates.

21.	We have reviewed your response to our prior comment 78. Please expand your narrative response to specifically address how you concluded that your operating segment have similar economic characteristics when the cause for the goodwill impairment recognized in the Spain and Korea reporting units was due to negative economic circumstances. In this regard, please tell us your basis for determining that the economics of each of your reporting units within FSS International are similar.

In response to the Staff’s comment, the Company respectfully notes that the goodwill impairment charges at its Spain and Korea reporting units were not caused solely by negative economic circumstances in those countries. As discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company has been and continues to be affected by the economic uncertainty being experienced in all the countries in which it operates. The impairment charge at the Company’s Spain reporting unit was triggered by government actions impacting the Healthcare and Education sectors in Spain, which are the primary client sectors to whom the Company’s services are provided in that country. The impairment charge for the Company’s Korea reporting unit was triggered by a review and analysis of this specific business and also considered the small size of the operations and was not driven by general negative economic circumstances.

The Company’s two Food and Support Services – International operating segments exhibit similar long-term financial performance as they have similar long term operating income margins. This can be seen in the Operating Segment Margin Analysis provided as part of the supplemental materials submitted on October 7, 2013. The operating income margins of both of these Food and Support Services – International operating segments were the same in fiscal 2012 and fiscal 2011, and varied by a single percentage point in fiscal 2010 which is not material. The Company expects these similarities to continue in the future.

Based on the analysis outlined above, the Company continues to believe that the economics of each of the operating segments within the Food and Support Services – International reporting segment are similar and that it appropriately reported the operations of its Food and Support Services – International reporting segment on an aggregated basis, as defined in ASC 280-10-50-11.

SECURITIES AND EXCHANGE COMMISSION	19	October 29, 2013

Age of Financial Statements

22.	Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company confirms that it has considered and will continue to consider the financial statement updating requirements in Rule 3-12 of Regulation S-X in this amendment and future amendments to the Registration Statement.

Exhibit 23.1 and Exhibit 23.2 – Accountants’ Consent

23.	Amendments should contain a currently dated accountants’ consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

In response to the Staff’s comment, Amendment No. 2 contains currently dated consents from both KPMG LLP (Exhibit 23.1) and Deloitte Touche Tohmatsu LLC (Exhibit 23.2) and the Company notes that manually signed copies of these consents will be kept on file for five years.

* * * * * * *

Please do not hesitate to call Joseph Kaufman at 212-455-2948 with any questions or further comments you may have regarding this filing or if you wish to discuss our responses to the comment letter.

Very Truly Yours, /s/ Joseph H. Kaufman
Joseph H. Kaufman

cc:	ARAMARK Holdings Corporation
Eric J. Foss, Chief Executive Officer

Annex A

Towers Watson 2012 survey – Participant List

$10 Billion to $20 Billion By Global Corporate Revenue

ACH Food*

Agrium*

Air Liquide*

Air Products and Chemicals

Alcatel Lucent

Amgen

APL*

ARAMARK

Arrow Electronics

Atos IT Solutions and Services*

Automatic Data Processing

Ball

Baxter International

Boehringer Ingelheim*

Bristol-Myers Squibb

Carnival

CEVA Logistics

Colgate-Palmolive

ConAgra Foods

Covidien

CSC

CSX

Cummins

Daiichi Sankyo*

Danaher

Dean Foods

Eaton

EBay

EMC

Estee Lauder

Freeport-McMoRan Copper & Gold

GAP

Gavilon

General Mills

GROWMARK

Hilton Worldwide

HTC*

Illinois Tool Works

Ingersoll Rand

Jabil Circuit

Jacobs Engineering

Kao Brands*

KBR

Kellogg

Kimberly-Clark

Kyocera*

L-3 Communications

Land O’Lakes

Lend Lease*

Limited

Marriott International

Medtronic

Micron Technology

MillerCoors

Monsanto

Mosaic

Motorola Mobility

Navistar International

Neoris USA*

Newmount Mining

Norfolk Southern

Novo Nordisk Pharmaceuticals*

Office Depot

Parker Hannifin

Performance Food Group

Potash*

PPG Industries

Praxair

R.R. Donnelley

Research in Motion

Rolls-Royce North America*

S.C. Johnson & Son

SAIC

SCA Americas*

Seagate Technology

Sherwin-Williams

Sodexo*

Solvay America*

Starbucks

Syngenta Crop Protection*

TE Connectivity

Textron

Thermo Fisher Scientific

Thomson Reuters

Time Warner Cable

Transocean

TRW Automotive

Union Pacific

URS

Viacom

Waste Management

Whirlpool

Xerox

Yum! Brands

Greater than $20 Billion By Global Corporate Revenue

3M

Abbott Laboratories

Accenture

ACH Food*

Adecco*

Air Liquide*

Alcatel Lucent

Alcoa

AmerisourceBergen

Archer Daniels Midland

Arrow Electronics

AstraZeneca

AT&T

BAE Systems*

BASF*

Bayer AG*

Bayer Business & Technology Services*

Bayer CropScience*

Bayer Healthcare*

Bechtel Systems & Infrastructure*

Best Buy

Boehringer Ingelheim*

Boeing

Bristol-Myers Squibb

Bunge

Burlington Northern Santa Fe*

Cardinal Health

Cargill

Caterpillar

CHS

Cisco Systems

Coca-Cola

Comcast

Compass Group*

Continental Automotive Systems*

Cummins

CVS Caremark

Daimler Trucks North America*

Dell

Delta Air Lines

DIRECTV Group

DuPont

Eli Lilly

EMC

Emerson Electric

Ericsson*

Express Scripts

Fluor

Ford

Freeport-McMoRan Copper & Gold

Gavilon

General Dynamics

General Motors

GlaxoSmithKline

Hewlett-Packard

Hitachi Data Systems*

Hoffmann-La Roche*

Honeywell

IBM

Illinois Tool Works

Intel

International Paper

Johns-Manville*

Johnson & Johnson

Johnson Controls

Kimberly-Clark

Koch Industries

Lenovo

L’Oreal*

LSG Sky Chefs*

LyondellBasell

McDonald’s

Merck & Co.

Microsoft

Murphy Oil

Nestlé USA*

Nissan North America*

Nokia

Northrop Grumman

Novartis Consumer Health*

Occidental Petroleum

Pfizer

Research in Motion

Rio Tinto

Roche Diagnostics*

Rolls-Royce North America*

Sanofi-Aventis*

Schlumberger

Siemens AG*

Sodexo*

SONY CORPORATION*

SprintNextel

Staples

Statoil*

Sysco

Target

Tech Data

Time Warner

Time Warner Cable

T-Mobile USA*

Toyota Motor Engineering & Manufacturing North America*

Tyson Foods

Unilever United States*

Union Pacific

United Technologies

UPS

Valero Energy

Verizon

Walt Disney

Whirlpool

Wm. Wrigley Jr.*

Xerox

*	Subsidiary